Exhibit 99.1

PARAGON SHIPPING INC.

15 Karamanli Ave.

166 73, Voula, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 31, 2017

To the Shareholders of Paragon Shipping Inc.:

The 2017 Annual Meeting of Shareholders (the “Annual Meeting”) of Paragon Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “Paragon”) will be held on May 31, 2017 at the principal executive offices of Paragon Shipping Inc. at 15 Karamanli Ave., 166 73, Voula, Greece, at 12:00 pm Greek time/5:00 am Eastern Standard Time. The purposes of the Annual Meeting are as follows:

1.	To elect two Class A Directors and one Class B Director of the Company to serve until the 2020 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2017;

3.	To grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock ratios within the range from 1-for-2 up to 1-for-1,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-1,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Our Board of Directors has fixed the close of business on April 10, 2017 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

Aikaterini Stoupa
Secretary

Voula, Greece

April 19, 2017

All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the proxy card enclosed with this Proxy Statement as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.